Julia R. Short President and CEO RidgeWorth Funds Email: julia.short@ridgeworth.com Phone: 404-845-7622

January 26, 2017

VIA EDGAR CORRESPONDENCE

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671; 811-06557

Dear Mr. Burak:

On behalf of the Registrant, we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Registrant’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC regarding the Registrant’s (i) Annual Reports on Form N-CSR for the twelve-month period ended March 31, 2016 and (ii) Statutory and Summary Prospectuses dated August 1, 2016, to Benjamin Lowe, Sean Nossaman and Karen Jacoppo-Wood by telephone on Wednesday, December 28, 2016. The Staff’s comments are described below and have been summarized to the best of our understanding. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report or Prospectus.

March 31, 2016 Annual Report

1.	Staff Comment: The Management Discussion of Fund Performance (“MDFP”) for the Seix Floating Rate High Income Fund notes that the Fund changed its benchmark index. In future shareholder reports, please explain the reason(s) for the selection of a different index.

Response: The requested language will be added in future shareholder reports.

2.	Staff Comment: The MDFP for the Seix Floating Rate High Income Fund indicates on one page that the benchmark index changed from the Credit Suisse Institutional Leveraged Loan Index to the Credit Suisse Leveraged Loan Index, while disclosure on the following page contains contradictory information. Please confirm which index is the correct index for the Seix Floating Rate High Income Fund.

Response: The Registrant confirms that the Credit Suisse Leveraged Loan Index is the correct index for the Seix Floating Rate High Income Fund.

3.	Staff Comment: The following Funds indicated investments of 25% or more in the following sectors:

Fund	Sector and Percentage Invested
Innovative Growth Stock Fund	Information Technology: 36% Consumer Discretionary: 32%
Silvant Large Cap Growth Stock Fund	Information Technology: 33% Consumer Discretionary: 26%
Ceredex Large Cap Value Equity Fund	Financials: 29%
Ceredex Mid-Cap Value Equity Fund	Financials: 31%
Ceredex Small Cap Value Equity Fund	Industrials: 30% Financials: 25%
Silvant Small Cap Growth Stock Fund	Information Technology: 26%

The Staff notes that there is no disclosure in the Prospectus indicating a principal investment strategy to concentrate investments. Please confirm whether these Funds have a policy to concentrate or whether these sector holdings are a result of stock selection. In addition, the Staff notes that the Silvant Large Cap Growth Stock Fund contains a Principal Investment Risk relating to sector weightings. Given the Sector Weightings Risk, please explain why the Silvant Large Cap Growth Stock Fund has no principal investment strategy to concentrate investments.

Response: The Funds do not have a principal investment strategy to invest in any particular market sector, but may focus on one or more sectors if their portfolio managers identify what they believe to be attractive investment opportunities in such sectors. In the future, if a Fund is expected to maintain for the foreseeable future a focus in a sector above 25% as a result of stock selection, the Fund will add to its Prospectus appropriate strategy and risk disclosure. With respect to Silvant Large Cap Growth Stock Fund, the Fund will add appropriate disclosure to its principal investment strategy.

4.	Staff Comment: The Staff notes that the Innovative Growth Stock Fund had investments of more than 5% of the value of its total assets in the securities of individual issuers and that these holdings represented more than 25% of the Fund’s portfolio. Please confirm whether the Fund is diversified or non-diversified as those terms are defined in the 1940 Act. If the Fund is diversified, please explain why the levels of certain holdings are greater than 5%.

Response: The Innovative Growth Stock Fund is diversified as that term is defined in the 1940 Act. The Registrant confirms that the Fund’s diversification policy was adhered to at the time of its investment in the securities of individual issuers and that the Fund’s levels of certain holdings as of March 31, 2016 are a result of market fluctuation.

5.	Staff Comment: The Staff notes that the Schedule of Portfolio Investments for Growth Allocation Strategy has one column that appears to be cut off. The Staff notes that this error appears to be corrected in the Registrant’s Semi-Annual Reports for the six-month period ended September 30, 2016.

Response: The Registrant respectfully submits that the Schedule of Portfolio Investments for Growth Allocation Strategy was accurate in the filing as viewed electronically on EDGAR and that when the EDGAR submission is printed, certain columns are cut off.

6.	Staff Comment: In the Statements of Assets and Liabilities, the amounts classified as “Other Accrued Expenses” are approximately 39%, 60%, 34% and 45% of the Capital Innovations Global Resources and Infrastructure Fund’s, Growth Allocation Strategy’s, Moderate Allocation Strategy’s and Seix Limited Duration Fund’s total current liabilities, respectively. Regulation S-X requires any liability that is material to be stated separately.

Response: The Registrant respectfully submits that it believes its current presentation is appropriate and consistent with the requirements of Regulation S-X and will consider this requested change in connection with future shareholder reports.

7.	Staff Comment: In the Statements of Operations, the amounts classified as “Other Fees” are approximately 29% and 23% of the Capital Innovations Global Resources and Infrastructure Fund’s and Seix Limited Duration Fund’s total expenses, respectively. Regulation S-X requires that any individual expense that exceeds 5% of total expenses must be stated separately.

Response: The requested change will be made in future shareholder reports.

8.	Staff Comment: Note 3, Investment Adviser and Other Service Providers, states that under certain circumstances, the Investment Adviser may choose to voluntarily waive fees and that these waived fees are not subject to recoupment by the Investment Adviser. During the fiscal year ended March 31, 2016, Seix Limited Duration Fund, Seix Short-Term Bond Fund, Seix Short-Term Municipal Bond Fund and Seix U.S. Mortgage Fund had voluntary reimbursements in the amount of $34, $4,722, $24 and $7, respectively. Please confirm that the Investment Adviser will not seek recoupment of these reimbursements in future periods.

Response: The Registrant confirms that these voluntary expense reductions and/or expense subsidies are not subject to recoupment and that the Investment Adviser will not seek recoupment of these reimbursements in future periods.

9.	Staff Comment: Please confirm whether any of the Funds engaged in purchases and sales of securities pursuant to Rule 17a-7 under the 1940 Act. Please note that it is the Staff’s position that information regarding these transactions should be disclosed in the Notes to Financial Statements, including the level of purchases and sales, any gains or losses, the reason(s) for executing the transaction and whether the transactions were effected in accordance with procedures adopted by the Registrant’s Board of Trustees.

Response: The Registrant confirms that no purchases and sales of securities were made pursuant to Rule 17a-7 under the 1940 Act during the twelve-month period ended March 31, 2016. To the extent that the Registrant engages in purchases and sales of securities pursuant to Rule 17a-7 under the 1940 Act, the requested disclosure will be included.

August 1, 2016 Statutory Prospectuses and Summary Prospectuses

10.	Staff Comment: The Staff notes that the Capital Innovations Global Resources and Infrastructure Fund changed its fiscal year end. Please confirm for what period the Fund’s portfolio turnover rate in the prospectus applies to, November 30 or March 31. Please see Instruction 5 to Item 3 of Form N-1A.

Response: Simultaneous with the Capital Innovations Global Resources and Infrastructure Fund’s commencement of operation, all of the assets and liabilities of a predecessor fund were transferred to the Fund in a reorganization that occurred at the close of business on February 19, 2016 (the “Reorganization”). The predecessor fund’s fiscal year end was November 30 while the Fund’s fiscal year end is March 31. The Fund assumed the performance and accounting history of the predecessor fund on the date of the Reorganization. The Fund’s portfolio turnover rate in the prospectus is for the period from December 1, 2015 through March 31, 2016. In the future, if a Fund provides a portfolio turnover rate that is less than a full fiscal year, the Fund will disclose the period for which the information is provided in accordance with Instruction 5 to Item 3 of Form N-1A.

11.	Staff Comment: The website address indicated in the narrative to the Funds’ summary prospectuses, www.ridgeworth.com/resources/regulatory-taxinfo, does not appear to be a working address. Please revise or advise.

Response: The Registrant confirms that the link to the website address appearing in the Funds’ summary prospectuses has been re-established and the website is a working address.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at (404) 845-7622 if you have any questions concerning the foregoing.

Sincerely, /s/ Julia R. Short Julia R. Short

cc:	Board of Trustees, RidgeWorth Funds
M. El Guindi-Rosenbaum, Esq.
T. Harman, Esq.

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